

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2010

Robert D. George
Vice President, Chief Financial Officer, Secretary and Treasurer
Esterline Technologies Corporation
500 108th Avenue NE
Bellevue, Washington 98004

> **Re: Esterline Technologies Corporation**
> **Registration Statement on Form S-4**
> **Filed October 19, 2010**
> **File No. 333-170032**

Dear Mr. George:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Exchange Offer, page 25

1.   It appears you are registering the exchange of Senior Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). We also note that you have not yet provided us the letter setting forth "certain representations," as discussed in the last paragraph of your correspondence dated October 19, 2010. Accordingly, with the next amendment, please provide us via EDGAR a letter stating that you are registering the exchange offer in reliance on our position contained in these letters, identifying such letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Your Representations to Us, page 30

2.   We note from your disclosure in this section that you appear to provide for a contingency in which your affiliates may participate in this exchange. Please tell us how participation

Robert D. George
Esterline Technologies Corporation
November 15, 2010
Page 2

by your affiliates in this offering is consistent with the no-action letters on which you intend to rely. Alternatively, if no affiliates will participate in the exchange, please amend your disclosure in this section and elsewhere in your registration statement to remove any implication to the contrary.

Signatures, page S-1

3.   It appears that you have omitted the signature of Hauser, Inc., which is listed in the "Table of Additional Registrants." Please amend to include proper signatures by all co-registrants.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Celia Soehner at (202) 551-3463 or Daniel Morris, Special Counsel, at (202) 551-33314 with any other questions.

Sincerely,

Martin James
Acting Assistant Director

cc (via facsimile):   Andrew Bor, Esq. — Perkins Coie LLP